Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 13, 2000




                                   BRUCE HACK

                                 Vice Chairman
                             Universal Music Group

                                                        [VIVENDI UNIVERSAL LOGO]

IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                                     AGENDA

     -    Digital music opportunity

     -    UMG digital strategy

     -    Merger synergies

                                                        [VIVENDI UNIVERSAL LOGO]

                          GLOBAL INTERNET PENETRATION

                               USERS IN MILLIONS

                                       1999           2005
Digital TV                               15            100
WAP & 3G Mobile                           0            300
Internet PC                             140            300
Console Games                             0             45


Source: Broker Research                                [VIVENDI UNIVERSAL LOGO]

                             DIGITAL OPPORTUNITIES

                                                            SALES/
                PRODUCT                 MARKETING         DISTRIBUTION
                -------                 ---------         -------------
                   CD                    Radio            Retail Stores

Physical                                 TV               Online
                                         Print

                e-Singles                Viral            Digital TV

Digital         Subscription             Grassroots       PC
                Streaming
                                         Portal           Wireless
                Locked                   Marketing
                Content

                                                        [VIVENDI UNIVERSAL LOGO]

                          DIGITAL MUSIC OPPORTUNITIES


                                    Wireless
  PCs                                                                    Portals
                                    Products                            Channels
Services
                                    Artists                                TVs
  PDAs
                                     Music                               Kiosks

                                                        [VIVENDI UNIVERSAL LOGO]

                             DIGITAL MUSIC THREATS


                                     PIRACY

                               DISINTERMEDIATION

                                 MARGIN PRESSURE

                                                        [VIVENDI UNIVERSAL LOGO]

                    STRATEGY TO CAPTURE DIGITAL OPPORTUNITY

                                THREE APPROACHES

#1        Government and                                Copyright Law
          Legal Framework                               Litigation

#2        Technology Standards                          SDMI
                                                        Business Partners

#3        Commercial Activities                         New Businesses


                                                        [VIVENDI UNIVERSAL LOGO]

                      LEGAL EFFORTS TO PROTECT COPYRIGHTS

CASE
US                LEGAL ACTION                    RESULTS
MP3.com           Major record companies          Summary judgment in labels'
                  sued MP3.com                    favor. Four labels settle and
                                                  license in content. UMG
                                                  litigates through damages
                                                  phase and is awarded $25,000
                                                  per infringed CD.


                                                        [VIVENDI UNIVERSAL LOGO]

                       LEGAL EFFORTS TO PROTECT COPYRIGHTS


CASE
US                LEGAL ACTION                    RESULTS

Napster           Major record companies          Injunction granted against
                  sued Napster                    service. 9th Circuit stayed
                                                  injunction pending review.

Europe            Hit Box sued AOL
                                                  AOL found liable for users
AOL                                               swapping pirated music on its
Germany                                           service.

                                                        [VIVENDI UNIVERSAL LOGO]

                               CONTENT PROTECTION


                             MUSIC INDUSTRY ROADMAP

                            [CONTENT VEHICLE GRAPHIC]

CD content protection roadmap Sep00

                                                        [VIVENDI UNIVERSAL LOGO]

                              WATERMARK TECHNOLOGY

                                  HOW IT WORKS


CD with Watermark

  [GRAPHIC] Compress to MP3     SDMI-compliant player           content
                                (screen for watermark)          rejected




  [GRAPHIC] Compress to MP3     SDMI-compliant player           bind content
                                (detect legacy content)         to PC


CD without Watermark
    (legacy CD)

CD content protection roadmap Sep00                    [VIVENDI UNIVERSAL LOGO]

                           NEW BUSINESS OPPORTUNITIES


PRODUCTS                         AGGREGATION                   SERVICES
CDs
DVD
CD2
Locked Content
Downloads
Streams
Music Programs
Subscription
Lockers
Jukeboxes
Portals
Channels

                                                        [VIVENDI UNIVERSAL LOGO]

                            US ONLINE MUSIC FORECAST

(BILLIONS)
----------
$6
$4
$2
0               1999     2000     2001     2002     2003    2004     2005

                                         2000      2002     2004
                                         ----      ----     ----
Forrester Research                       $1.4      $3.2     $4.3
Jupiter Communications                   $0.8      $2.3     $4.2


                                                        [VIVENDI UNIVERSAL LOGO]

                             BLUEMATTER - DOWNLOADS

                              CONSUMER ADVANTAGES


                    -    Legal

                    -    Multimedia

                    -    High Quality Music

                    -    Links

                    -    Easy to Find

                    -    Quality, Security, Privacy

                    -    Customer Care

                    -    Multi-access

                                                        [VIVENDI UNIVERSAL LOGO]

                 BLUEMATTER   (Arrow Graphics)    CONSUMER


                 Download                            PC

                 Locked                              Mobile
[BLUEMATTER      Content                             Phone
  GRAPHIC]
                 Subscription                        Set Top

                 Portals                             Kiosks

                                                        [VIVENDI UNIVERSAL LOGO]

                              LOCKED CONTENT ON CD



                                   [GRAPHICS]



                                                        [VIVENDI UNIVERSAL LOGO]

                                THE MOTOWN STORE



Music and Associated
      Content

                                                                  [CD LOGO]

      [LOGO]                                                       Locked
                                                                   on a CD



                                                        [VIVENDI UNIVERSAL LOGO]

                           BLUEMATTER - LOCKED CONTENT


                               Consumer Advantages

                         -  All of the benefits of downloads

                         -  Plus greater:
                            -  Convenience
                            -  Speed



                                                        [VIVENDI UNIVERSAL LOGO]

                                    BROADBAND



                                   [GRAPHICS]



                                                        [VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



[VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



[VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



[VIVENDI UNIVERSAL LOGO]

                                  FARMCLUB.COM


                                #1       Record Label
                                #2       TV Program
                                #3       Web Community



                                                        [VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



                                                        [VIVENDI UNIVERSAL LOGO]

                [GRAPHIC]                               [GRAPHIC]
                Limp Bizkit                             98(DEGREES)

                [GRAPHIC]                               [GRAPHIC]
                Eminem                                  Dr. Dre



                                                        [VIVENDI UNIVERSAL LOGO]

                             US DIGITAL MUSIC MARKET


                            Jupiter Projection - 2005



                                   [PIE CHART]



                        a la carte              Subscription
                        Downloads               (65%)
                        (35%)



                                                        [VIVENDI UNIVERSAL LOGO]

                          STREAMING BASED SUBSCRIPTIONS

                              Consumer Advantages

                           -  Most of the benefits of downloads

                           -  Plus greater:
                              -  Convenience
                              -  Variety
                              -  Speed
                              -  Simplicity



                                                        [VIVENDI UNIVERSAL LOGO]

                     [SONY LOGO]      [UNIVERSAL LOGO]




                                                        [VIVENDI UNIVERSAL LOGO]

                                DISINTERMEDIATION


                        "Music Companies Will Become
                         More Relevant to Artists"


                        Today           +            Tomorrow
                        -----                        --------
                        Support                      Marketing
                        A & R                        New Business
                        Marketing                    Security



                                                        [VIVENDI UNIVERSAL LOGO]

                                 MARGIN EROSION

                          "MARGINS WILL REMAIN HEALTHY"



                                   Lower Costs

                          Pricing Direct to Consumers

                             Value Added Offerings


                                                        [VIVENDI UNIVERSAL LOGO]

                          DIGITAL MUSIC OPPORTUNITIES


                                    Wireless

                                    Products

PCs           Services              Artists        Portals          TVs
                                                   Channels
                                    Music

              PDAs                                 Kiosks

                                                        [VIVENDI UNIVERSAL LOGO]

                             MERGER BENEFITS FOR UMG


     -    New business development

     -    Greater speed

     -    Lower cost

     -    Higher effectiveness




                                                        [VIVENDI UNIVERSAL LOGO]

                       UMG [ARROW GRAPHIC] VIZZAVI LAUNCH

                                     ASSETS


          -    UMG:

               -    ARTISTS

               -    E-BUSINESSES

               -    E-COMMERCE

               -    MUSIC SITES

          -    VIZZAVI

               -    MUSIC CHANNEL

                                    SYNERGIES

          -    UMG

               -    DOWNLOADS

               -    SUBSCRIPTIONS

               -    E-COMMERCE

               -    PROMOTIONS

          -    VIZZAVI

               -    RAMP-UP

               -    CUSTOMER COSTS

               -    CONTENT COSTS




                                                        [VIVENDI UNIVERSAL LOGO]

                     SELECTED MERGER SYNERGIES IN MUSIC - I


-    Downloads and subscriptions to vizzavi on PC

-    Downloads transported via memory card to SFR mobile phones

- Downloads and subscriptions delivered wirelessly to vizzavi and SFR mobile phones

-    Extension to Canal+

-    Completion of multi-access and peer-to-peer system



                                                        [VIVENDI UNIVERSAL LOGO]

                       UMG [ARROW GRAPHIC] VIZZAVI LAUNCH

                               FINANCIAL BENEFITS

SUBSCRIPTIONS - FOR EACH


     500K CUSTOMERS > EUROS 15/MONTH > EUROS 23M EBITDA AT UMG

CDS - RULE OF THUMB

     100K PURCHASES > EUROS 10/CD > EUROS 1M EBITDA AT UMG

VIZZAVI - RAMP UP

     3 MONTHS FASTER > EUROS 17M REVENUE IN 2001 AT VIZZAVI


                                                        [VIVENDI UNIVERSAL LOGO]

                    SELECTED MERGER SYNERGIES IN MUSIC - II


     Locked content

          -    In SFR subscription kits

          -    On vizzavi CD's

          -    On Canal set top boxes

          -    By direct mailings


                                                        [VIVENDI UNIVERSAL LOGO]

              LOCKED CONTENT [ARROW GRAPHIC] SFR, VIZZAVI, CANAL+

                               FINANCIAL BENEFITS


     CDS AND DVDS - FOR EACH


        50M UNITS > 4% RESPONSE > EUROS 10M EBITDA AT UMG


        BASED ON OFFERING > INCREMENTAL EBITDA AT SFR, VIZZAVI, CANAL+


                                                        [VIVENDI UNIVERSAL LOGO]

                        UMG [ARROW GRAPHIC] SFR Offering

                                     ASSETS

               -    UMG

                    -    UNIVERSAL BRAND

                    -    MUSICAL CONTENT


               -    SFR

                    -    WIRELESS NETWORK

                    -    DISTRIBUTION


                                    SYNERGIES

               -    UMG

                    -    DOWNLOADS

                    -    SUBSCRIPTIONS

                    -    PROMOTIONS

               -    SFR

                    -    CUSTOMERS

                    -    ARPU

                    -    CUSTOMER COSTS


                                                        [VIVENDI UNIVERSAL LOGO]

                        UMG [ARROW GRAPHIC] SFR OFFERING

                               FINANCIAL BENEFITS

SFR SUBSCRIBERS - FOR EACH


     150K SUBSCRIBERS > EUROS 175/YR > EUROS 25M EBITDA AT SFR


UMG FRANCE MARKET SHARE


     1 SHARE POINT= EUROS 5M EBITDA FOR UMG



                                                        [VIVENDI UNIVERSAL LOGO]

                    SELECTED MERGER SYNERGIES IN MUSIC - III

         Portals

                   - Roll-out in UK, France and Germany on vizzavi


                   - "Tailoring" and roll-out in other European markets



                                                        [VIVENDI UNIVERSAL LOGO]

                    SELECTED MERGER SYNERGIES IN MUSIC - IV


     -    vizzavi ISP on Universal Music CD's

     -    GetMusic & FarmClub: vizzavi music service

     -    UMG content in Vivendi products



                                                        [VIVENDI UNIVERSAL LOGO]

                     SELECTED MERGER SYNERGIES IN MUSIC - V


     -    Internet Investment Program

     -    Global Brand Management

     -    Multi-content Kiosks

     -    Music and:

               Education

               Flipside

               Sports



                                                        [VIVENDI UNIVERSAL LOGO]

                                  LARRY KENSWIL

                                President, eLabs

                             Universal Music Group




                                                        [VIVENDI UNIVERSAL LOGO]

                                  JIMMY IOVINE

                       Co-Chairman, Interscope Geffen A&M

                          Chairman & CEO, Farmclub.com



                                                        [VIVENDI UNIVERSAL LOGO]

                            [VIVENDI UNIVERSAL LOGO]




                                                        [VIVENDI UNIVERSAL LOGO]